UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment  No. 11)*
Cyanotech Corporation
(Name of Issuer)
Common Stock,
par value $0.02 per share
(Title of Class of Securities)
232437-301 (CUSIP Number)
Scott A Shuda
Meridian OHC Partners, LP
425 Weed Street
 New Canaan, CT 06840

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
January 23, 2017

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437-301	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 677,340
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 677,340

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN
.

CUSIP No. 232437-301	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian TSV II, LP 45-2531394
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 687,125
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 687,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 6 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.  Security and Issuer.
No change.
Item 2.  Identity and Background.
No change.
 Item 3.  Source or Amount of Funds or Other Consideration.
No change.
Item 4.  Purpose of Transaction.
Meridian and the other Reporting Entities have previously made the following filings (the "Prior Filings"):

Filing	Date	Subject
Schedule 13D	May 9, 2016	Davis/Board action to force out CEO signals a change away from Cyanotech's strategy to rapidly expand retail Astaxanthin sales
Amendment No. 1	May 10, 2016	Meridian's valuation model forecasts Cyanotech's retail-oriented business plan to be worth $20 or more per share
Amendment No. 2	May 19, 2016	Discussion of Davis/Board securities reporting and governance violations, including excerpts from Meridian's May 6, 2016 letter
Amendment No. 3	May 25, 2016	Notice that Meridian has commenced legal action on behalf of shareholders in Federal court against Davis, RSF and Board
Amendment No. 4	July 26, 2016	Criticism of Board's renomination of Davis prior to completion of internal investigation in apparent violation of fiduciary duties
Amendment No. 5	August 9, 2016	Criticism of Board for withholding material information from internal investigation until after shareholders cast votes for directors at annual meeting
Amendment No. 6	August 17, 2016	Review of Davis and Cyanotech disclosures that confirm long history of improper filings and existence of Davis/RSF "group"
Amendment No. 7	October 6, 2016	Analysis of evidence demonstrating long pattern of securities reporting deficiencies, "parking" and Davis/RSF "group"
Amendment No. 8	October 18 2016	Davis and RSF "spiritual" alignment and how their agenda is contrary to the interests of other shareholders
Amendment No. 9	January 17, 2017	Davis/RSF collaboration on Filigreen Farm, a precursor to their collaboration and "group" at Cyanotech
Amendment No. 10	January 19, 2017	Analysis of RSF telling one story to the SEC concerning owning public shares and another story to its supporters and donors

The following supplements the information provided in the Prior Filings.

Introduction

In the Prior Filings, Meridian has presented information concerning Michael Davis' unusual behavior relating to his investment in Cyanotech, particularly with respect to the way he has managed his shareholdings.  Davis is the company's largest shareholder and caused the Rudolph Steiner Foundation ("RSF") to become Cyanotech's second largest shareholder by periodically donating shares to RSF or by donating cash to RSF that RSF used to acquire shares that Davis had pre-identified.  In the Prior Filings, Meridian explained why it believes the Davis/RSF pattern of conduct creates a "group" under the Federal securities laws.

Despite this background, two fundamental questions have remained unanswered:

(1)	Why has Davis felt compelled to maintain his ownership level in Cyanotech below 20%; and
(2)	Why have Davis and RSF steadfastly refused to acknowledge the existence of a "group" despite all the evidence presented demonstrating the existence of such "group".

As discussed below, Meridian now believes it has found the answers to these two questions.

Background

As discussed in the Prior Filings, Davis has frequently adjusted his shareholdings in Cyanotech among numerous entities, including several transfers of shares to RSF.  In its May 6, 2016 letter to the company's board of directors, Meridian noted that Davis appeared to be making transfers to RSF whenever necessary to maintain his holdings below a 20% ownership threshold.  In Amendment No. 7, Meridian focused on a series of transactions that it believes demonstrate Davis' transfers to RSF as a deliberate mechanism to keep his direct holdings below 20%.  As disclosed in Davis' February 20, 2014 Form 4 filing, Davis acquired 50,000 shares of Cyanotech in open market purchases on February 19, 2014. One day prior, on February 18, 2014, Davis transferred 30,769 shares to RSF.  Shortly after these back-to-back transactions, Davis reported his ownership stake in the company at 19.8%.  Were it not for the transfer to RSF immediately prior to Davis' 50,000 share purchase, Davis' ownership interest would have exceeded 20%.

Meridian has also observed that Davis frequently failed to report his transactions as required by the Securities and Exchange Act of 1934.  According to Cyanotech's special committee report, "Mr. Davis made late Schedule 13G filings (in 2004, 2005, 2010, 2011, 2014, and 2015) and failed to file reports pursuant to Section 13 in 2006, 2008, 2009 and 2012."  When Davis did make the required filings, those filings frequently contained misstatements and omissions.  According to the special committee, "Certain of [Davis'] prior reports in 2002, 2011 and 2013 also contained immaterial inaccuracies related to share totals, beneficial ownership calculations or co-trustee names."  In Amendment No. 7, Meridian discussed why it believes the special committee's summary understated the problem of Davis' missing and inaccurate filings, and Meridian's belief that systematic errors within the required filings made by a public company's chairman of the board, who is also the company's largest shareholder, should not be considered "immaterial."

Finally, Meridian has explained why it believes the pattern of activities and collaboration in the acquisition of shares by Davis and RSF has created a "group" under the Federal securities laws.  According to the SEC, a "group" is formed "[w]hen two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities" of a public company.  When a "group" is present, the "group" must report its combined holdings on the applicable schedule.

As confirmed by Davis' SEC filings, all of RSF's shares in the company are the result of Davis periodically donating shares to RSF or directing RSF to acquire shares in transactions that Davis financed and pre-identified.  As disclosed in the company's and Davis' SEC filings, a written agreement exists between Davis-controlled entities and RSF-controlled entities concerning the holding and potential disposing of the Cyanotech shares.  Meridian believes these facts support the existence of a "group".  Meridian believes that Davis's long pattern of failing to make proper SEC disclosures concerning his activities relating to Cyanotech stock suggests an effort to avoid detection of the "group" he created with RSF.  What Meridian has not known is why Davis felt it so important to maintain his holdings below 20% and why, once their activities had been discovered, Davis and RSF have refused to acknowledge the existence of the apparent "group", even to the point of making sworn statements to the SEC expressly disclaiming that any such "group" exists.

Enter the Internal Revenue Service

The likely answer, Meridian believes, begins with the recognition that the SEC is not the only Federal agency with oversight over Davis' activities.  Indeed, from Davis' perspective, the SEC could potentially be an afterthought.  This is due to Davis' practice of managing his Cyanotech investment under the umbrella of his Skywords Family Foundation.  Skywords is a 501(c)(3) tax-exempt nonprofit organization.  As such, it is subject to oversight from the Internal Revenue Service.  The Rudolph Steiner Foundation and Ginungagap Foundation also claim 501(c)(3) tax-exempt status.

In Amendment No. 8, Meridian was critical of Davis for causing Cyanotech to replace its Honolulu-based corporate law firm (Goodsill Anderson) with the San Francisco-based law firm (Farella Braun) that Davis had previously engaged to establish and represent his family's not-for-profit organizations, a practice area in which Farella Braun specializes.  That Davis felt it necessary for Farella Braun to represent not just his family foundations, but also Cyanotech, suggests how much emphasis Davis places on the 501(c)(3) tax-exempt elements of his operations.  That corporate and securities law issues are secondary to Davis, and now Cyanotech, was exemplified by Cyanotech's (or more precisely, its legal counsel's) failure to properly manage Cyanotech's 2016 annual meeting of shareholders.  Because Cyanotech failed to include all the matters required by the SEC within its proxy, Cyanotech was forced to conduct a second annual meeting to conclude the required business.

Internal Revenue Code Section 4943

Section 4943 of the Internal Revenue Code provides that the IRS will impose an excise tax on a private foundation that has an "excess business holding" in a business enterprise.  Meridian notes that:
•	Skywords is a private foundation
•	Cyanotech is a business enterprise
•	An "excess business holdings" is any holding of voting stock in excess of 20%
Accordingly, were Davis/Skywords found by the IRS to hold more than 20% of Cyanotech at any time during any year, Davis/Skywords would be subject to an excise tax for that year equal to 10% of the value of such excess holding.  In addition, if, at the close of foundation's taxable year, the foundation still has excess business holdings in such enterprise, the IRS would impose an additional tax equal to 200% of such excess business holdings.

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# Taxes on Excess Business Holdings

Generally, under section 4943 of the Internal Revenue Code, the combined holdings of a private foundation and all of its disqualified persons are limited to 20 percent of the voting stock in a business enterprise that is a corporation. The 20 percent limitation also applies to holdings in business enterprises that are partnerships, joint ventures, or other unincorporated enterprises. For a partnership or joint venture, profits interest is substituted for voting stock, and for any other unincorporated enterprise, beneficial interest is substituted for voting stock. A private foundation that has excess business holdings in a business enterprise may become liable for an excise tax based on the amount of the excess holdings.

**Initial tax**. An excise tax of ten percent of the value of the excess holdings is imposed on the foundation. The tax is imposed on the last day of each tax year that ends during the taxable period

The amount of the excess holdings is determined as of the day during the tax year when the foundation's excess holdings in the business were the greatest.

The initial tax may be abated if the foundation can show that the excess holdings were due to reasonable cause and not to willful neglect, and that the excess holdings were disposed of within the correction period.

For purposes of the taxes under section 4943, certain donor-advised funds and supporting organizations are treated as private foundations.

**Additional tax**. After the initial tax has been imposed, an excise tax of 200 percent of the excess holdings is imposed on the foundation if it has not disposed of the remaining excess business holdings by the end of the taxable period. The additional tax will not be assessed, or if assessed will be abated, if the excess business holdings are reduced to zero during the correction period.

It seems apparent that Congress does not want tax-exempt private foundations used as vehicles to control operating businesses and has created very severe penalties to deter persons managing private foundations from pursing such a path.  This may explain why Davis has been so careful to maintain his direct holdings in Cyanotech below 20%.

Does Davis' Strategy Work?

Davis may have created a work-around to Section 4943 by splitting the Cyanotech stake he acquired between his family foundations and RSF.  Davis is currently at 19.6% ownership, RSF reports its holdings at 13.5%, and together the two (private foundation) partners collectively hold 33%.  Whether this strategy complies with the Federal tax laws remains to be seen.  However, as discussed in the Prior Filings, Meridan (and possibly even the company's special committee) believes Davis' collaboration with RSF has resulted in the creation of a "group"; for purposes of the Federal securities laws.  When a "group" exists, the combined holdings of all "group" members are attributed to each member and Davis would be regarded under Federal securities law as the holder of a 33% position in Cyanotech.

Referring back to the second question presented above, "Why have Davis and RSF steadfastly refused to acknowledge the existence of a "group", Meridian believes the answer may be that Davis and RSF are concerned that admitting to the apparent "group" under Federal securities laws could have adverse consequences for the partners under Federal tax law, and in particular, Section 4943.  With the potential of a 200% penalty, such consequences could prove very expensive to the "not-for-profit" entities operated by Davis and RSF.

Meridian is always interested in hearing from fellow stockholders and has created a special email address to help Cyanotech stockholders contact us.

Email Meridian at: moreredalgae@meridianohc.com

FORWARD-LOOKING STATEMENTS

This filing contains "forward-looking statements" within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding Meridian's beliefs about Cyanotech's prospects, product market position, future revenues and future stock price, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or other similar words.

These forward-looking statements are only predictions. These statements relate to future events and involve known and unknown risks, uncertainties and other important factors that may cause Cyanotech's actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Actual results may differ materially due to action or inaction by Cyanotech's board of directors and management, Cyanotech's inability to overcome its production problems and other risks, some of which may be unknown.  Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this report represent the views of the Reporting Entities as of the date of this filing. Subsequent events and developments may cause those views to change.

Item 5.  Interest in Securities of the Issuer.
No change.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.  A copy of such agreement was filed as Exhibit A to the Schedule 13D filing of the Reporting entities on May 9, 2016.
Item 7.  Material to Be Filed as Exhibits.
Exhibit A – Joint Filing Agreement dated May 9, 2016, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.(1).

(1)  Incorporated by reference to Schedule 13D filed on May 9, 2016.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

Meridian TSV II, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

TSV Investment Partners, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director